Exhibit 99.1

The9 Limited Announces Results of Annual General Meeting and Class B Meeting

Shanghai China, December 22, 2021 — The9 Limited (the “Company”) (Nasdaq : NCTY), an established Internet company, today announced that the following proposed resolutions submitted for shareholder approval have been duly adopted at its annual general meeting of shareholders and the class meeting of holders of the Class B ordinary shares with a par value of US$0.01 each, as applicable, held in Shanghai today:

1.	as an ordinary resolution, that Mr. Davin Alexander Mackenzie be re-elected and appointed as a Class II Director of the Company, effective from the closing of the Annual General Meeting held today, to serve for a three (3) year term ending at the 2024 Annual General Meeting or until his successor is duly elected and qualified.
2.	as an ordinary resolution, that Mr. Chau Kwok Keung be re-elected and appointed as a Class II Director of the Company, effective from the closing of the Annual General Meeting held today, to serve for a three (3) year term ending at the 2024 Annual General Meeting or until his successor is duly elected and qualified.
3.	as an ordinary resolution, that Mr. Ka Keung Yeung be re-elected and appointed as a Class II Director of the Company, effective from the closing of the Annual General Meeting held today, to serve for a three (3) year term ending at the 2024 Annual General Meeting or until his successor is duly elected and qualified.
4.	as an ordinary resolution, that Mr. George Lai (Lai Kwok Ho) be re-elected and appointed as a Class III Director of the Company, effective from the closing of the Annual General Meeting held today, to serve for a three (3) year term ending at the 2024 Annual General Meeting or until his successor is duly elected and qualified.
5.	as a special resolution, that the Company’s Second Amended and Restated Memorandum and Articles of Association be amended by adding the Federal Forum Provision, as described in the Notice of Annual General Meeting, as a new Article 149.
6.	as a special resolution, that Article 7B of the Company’s Second Amended and Restated Memorandum and Articles of Association be amended so that each Class B ordinary share of the Company shall entitle the holder thereof to one hundred (100) votes per share on all matters subject to vote at general meetings of the Company, and Article 66 of the Company’s Second Amended and Restated Memorandum and Articles of Association be amended so that, subject to any rights and restrictions for the time being attached to any share, on a show of hands every Member present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall, at a general meeting of the Company, each have one vote and on a poll every Member present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall have one vote for each Class A ordinary share and one hundred (100) votes for each Class B ordinary share of which he is the holder.
7.	as a special resolution, that the Company’s Second Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association.

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 aims to become a global diversified high-tech Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining and Metaverse celebrity social platform NFTSTAR.

Investor Relations Contact

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: https://www.the9.com/